Exhibit 99.1

Fang Holdings Announces Non-Binding Proposal to Acquire All Outstanding Shares of China Index Holdings

BEIJING, August 23, 2022 (GLOBE NEWSWIRE) -- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that it has submitted to the board of directors of China Index Holdings Limited (NASDAQ: CIH) (“CIH”), a leading real estate information and analytics service platform provider in China, a preliminary non-binding proposal to acquire all outstanding Class A and Class B ordinary shares of China Index Holdings Limited, including Class A ordinary shares represented by American depositary shares (“ADSs”, each representing one Class A ordinary share), that are not currently owned by the Company in a going-private transaction at a purchase price of US$0.84 per share or per ADS. The proposed transaction, if completed, would result in CIH’s ADSs being delisted from the NASDAQ Global Select Market.

The Company’s proposed purchase price represents a premium of 20.0% to the closing price of CIH’s ADS on August 22, 2022, the last trading day prior to the date of the proposal and a premium of approximately 22.8% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date of the proposal.

The Company expects that CIH’s board of directors will form a special committee composed solely of independent directors to consider its proposal with the assistance of an outside financial advisor and legal counsel and to negotiate the proposal on behalf of CIH.

The proposal indicates that it is the Company’s preliminary indication of interest and does not constitute any binding commitment with respect to the transactions proposed in the proposal or any other transaction. No agreement, arrangement or understanding between the Company and CIH relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by the Company and CIH and all other appropriate parties. Accordingly, there can be no assurance that the proposal made by the Company will result in completion of the proposed transaction or a similar transaction, or as to the terms upon which any transaction, if a transaction is completed, may occur.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that the Company will make any definitive offer to CIH, that any definitive agreement relating to the Company’s proposal will be entered into between the Company and CIH, or that a transaction based on the Company’s proposal or any other similar transaction will be approved or consummated.

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com